Exhibit 4.7

THE MAGNUM ICE CREAM COMPANY N.V.

and

PETER TER KULVE

SERVICE AGREEMENT

THE UNDERSIGNED:

(1)

The Magnum Ice Cream Company N.V., a public company (naamloze vennootschap), having its corporate seat (statutaire zetel) in Amsterdam, the Netherlands and maintaining business premises at Reguliersdwarsstraat 63, 1017 BK Amsterdam, the Netherlands, and registered with the Dutch Trade Register under file number 97035467 (the “Company”); and

(2)	Peter ter Kulve, [*****] (the “Individual”).

The Company and the Individual hereinafter also collectively referred to as the “Parties” and each individually as a “Party”.

WHEREAS:

(A)	The Individual provides services to the Company, consisting of being an executive director of the Company;
(B)	The Parties wish to record their agreement in this respect in writing by means of this service agreement (the “Service Agreement”);
(C)

With reference to Article 2:132 (3) of the Dutch Civil Code, this Service Agreement does not constitute an employment agreement within the meaning of Article 7:610 et seq. of the Dutch Civil Code, but qualifies as a services agreement (overeenkomst van opdracht) within the meaning of Article 7:400 et seq. of the Dutch Civil Code, and the Individual enters into this Service Agreement in the course of an independent profession or business;

(D)	The Service Agreement is subject to the Board establishing these terms and conditions by means of a resolution.

HAVE AGREED AS FOLLOWS:

1	Definitions and Interpretation
1.1	In this Service Agreement (and any schedules to it):

“Board” means the board of directors of the Company from time to time or any person or committee nominated by the board of directors as its representative for the purposes of this Service Agreement;

“Confidential Information” means information (whether or not recorded, and in any form, physical, electronic or otherwise) relating to the business, products, affairs and finances of the Company or any Group Company for the time being confidential to the Company or any Group Company and trade secrets (including trade secrets within the meaning of the Dutch Trade Secrets Act) including, without limitation, technical data and know-how relating to the business of the Company or any Group Company or any of its or their business contacts, including in particular (by way of illustration only and without limitation) customer/client lists, pricing lists/structures, business/strategy plans, software, sales and marketing information, agreements with suppliers or contractors, employee details including as to terms and conditions and remuneration;

“Group” means the Company and any Group Company from time to time;

“Group Company” means any (group) company affiliated with the Company from time to time and “Group Companies” will be interpreted accordingly;

“Remuneration Policy” means such policy for the remuneration and benefits of directors of the Company as applicable from time to time; and

“Variable Remuneration” means any bonus or incentive award in whatever form including, but not limited to, cash, shares or other financial instruments (or rights or options thereto), whether paid or vesting upfront or subject to deferral.

2	Duties and responsibilities
2.1

The Individual will serve as executive director of the Company and Chief Executive Officer. In this role, the Individual shall be responsible for the general management of the business of the Company. The Individual is prepared to also perform other work or duties, if the Company’s reasonable interests require this, at the Company’s discretion. The Individual will report to the chair of the Board (from time to time).

2.2	The Individual will:
2.2.1	devote the whole of their working time, attention and skill to their duties under this Service Agreement;
2.2.2	properly perform their duties and exercise their powers;
2.2.3	act in the best interest of the Company and its affiliated enterprise;
2.2.4	comply with all rules, requirements, codes and regulations imposed or recommended from time to time by any industry or regulatory body relevant to their role;
2.2.5	comply with all statutory duties to the Company or any Group Companies of which the Individual is a director;
2.2.6

do such things as are necessary to ensure compliance by themselves and the Company and any Group Companies with all rules, requirements, recommendations or codes as amended, replaced or introduced from time to time including but not limited to those of the Dutch, UK and US listing authority (including the Market Abuse Regulation and any internal share dealing code of the Company), any regulator, and any Corporate Governance Code, to the extent applicable;

2.2.7	accept any offices or directorships as reasonably required by the Company;
2.2.8

comply with all rules, policies and regulations issued by the Company whether or not contained in the Code of Business Principles and related Code Policies, including but not limited to the Company’s Privacy and Data Protection policy and the Anti-Bribery, Gifts & Hospitality Policy;

2.2.9	comply with the directions of the Board;
2.2.10	use their best endeavours to promote the interests and reputation of the Company and every Group Company; and
2.2.11	not do anything that would cause the Individual to be disqualified from acting as a director or have a negative impact on their own reputation or the reputation of the Company or any Group Company.
2.3	The Individual will keep the Board (and, where appropriate the board of any Group Company) fully informed of their conduct of the business, finances or affairs of the Company or any Group Company in a prompt and timely manner. The Individual will provide information to the Board in writing if requested.

3	Duration and termination
3.1

This Service Agreement becomes effective as of the date of listing of the Company, and will (subject to the terms of this Service Agreement) continue for a term of four years and will terminate by operation of law four (4) years after its effective date, unless such term is extended by the Parties in writing.

3.2	The Individual may terminate this Service Agreement at any time, subject to six months’ advance notice in writing to the Company.
3.3

The Company may, in addition to its termination right set forth in Clause 3.4 below, at its sole discretion terminate this Service Agreement at any time, subject to six months’ advance notice in writing to the Individual.

3.4	In addition, the Company shall be entitled to terminate this Service Agreement at any time immediately by means of a written notice to the Individual if the Individual shall:
3.4.1

cease to be available to discharge their obligations under this Service Agreement for a continuous period of more than 60 days for any reason (including but not limited to sickness, accident or physical or mental incapacity);

3.4.2	be guilty of any serious misconduct, or any conduct tending to bring the Company, any Group Company or any of its or their business partners, or the Individual themselves, into disrepute;
3.4.3	be convicted of any criminal offence other than minor road traffic offences;
3.4.4	be subject to a civil law director disqualification (civielrechtelijk bestuursverbod) as referred to in article 106a of the Netherlands Bankruptcy Act (Faillissementswet);
3.4.5	be placed under guardianship (curatele) or be put under administration (bewind);
3.4.6	become bankrupt or make any composition or enter into any arrangement with their creditors (or any class of creditors);
3.4.7	commit any act of dishonesty, whether relating to the Company, any Group Company or any of its or their business partners; or
3.4.8	take any action that is detrimental to or otherwise adversely affects the interests of the Company, any Group Company or any of its or their business partners.
3.5

Each Party shall be entitled to terminate this Service Agreement immediately upon the giving of written notice to the other Party if the other Party shall have committed a serious or persistent breach of the terms of this Service Agreement and (if such breach shall be capable of remedy) shall have failed to remedy the same within 7 days of the service of written notice specifying the details of the breach and the action required to remedy it.

3.6	This Service Agreement will automatically be terminated:
3.6.1	in case of the Individual’s death, in which case termination takes immediate effect;
3.6.2	upon the resignation of the Individual as executive director of the Company, in which case termination takes effect at the end of the notice period set out in Clause 3.2;

3.6.3	upon the Individual being dismissed or not being (re)elected as executive director of the Company by the Company’s general meeting, as per the end of the general meeting concerned; or
3.6.4	upon the Individual not being proposed or nominated for (re)election as executive director of the Company, as per the moment the Individual’s current term of appointment lapses,

and provided that in the event of Clause 3.6.3 and Clause 3.6.4 the Company or the Company’s general meeting may determine that the Service Agreement (i) will not be terminated or (ii) will be terminated as per another date.

3.7

Notwithstanding the other provisions of this Service Agreement, the Company shall have the power to terminate this Service Agreement immediately at any time by notifying the Individual in writing that the Company is exercising its right to do so under this Clause 3.7 and paying to the Individual (less any deductions the Company is required by law to make) within 28 days of such notice an amount equal to the pro-rated amount of the annual fee in lieu of the unexpired notice period (or balance thereof) which would otherwise be applicable pursuant to this Clause 3.

3.8

The Company may pay any sums due under Clause 3.7 in equal monthly instalments until the date on which the notice period referred to at Clause 3.7 would have expired if notice had been worked. The Individual shall be obliged to seek alternative income during this period and to promptly notify the Company of any income so received. The instalment payments shall then be reduced by the amount of such income.

3.9	The Company shall have the power to deduct from any sums due to the Individual under Clause 3.7 such amounts:
3.9.1	as shall be necessary to satisfy any performance adjustment or clawback provisions applicable to the Individual; and
3.9.2	as are required by law.
4	Severance
4.1

If this Service Agreement is terminated at the initiative of the Company other than pursuant to clause 3.4.2 to 3.4.8 and 3.5, the Company shall pay to the Individual, in accordance with the Dutch Corporate Governance Code 2025, gross severance compensation not exceeding the gross fixed annual compensation as referred to in Clause 8.1. The Company shall not pay the aforementioned severance if such severance payment would be unacceptable according to the standards of the Dutch Corporate Governance Code 2025 and any future amendments thereof as applicable from time to time.

4.2

The termination by operation of law at the end of the term in accordance with Clause 3.6.3 and Clause 3.6.4 shall not be deemed a “termination at the initiative of the Company” for the purposes of Clause 4.1 and the aforementioned severance payment referred to in this Clause 4 will not be due by the Company in either scenario.

5	Garden leave
5.1

At any time after notice to terminate the Service Agreement is given by either Party under Clause 3 above, or if the Individual resigns without giving due notice and the Company does not accept such resignation, the Company shall have the power, for a period not exceeding the applicable notice period or the balance of the applicable notice period (the “Garden Leave Period”), to:

5.1.1	require the Individual not to perform any duties for the Company or any Group Company;
5.1.2	require the Individual not to remain or become involved in any aspect of the business of the Company or any Group Company, except as required by such companies;
5.1.3	appoint another person to carry out the Individual’s duties jointly with the Individual, or in the Individual’s place;
5.1.4	vary the Individual’s duties;
5.1.5	restrict the Individual from retaining, and prohibit the Individual from or seeking to obtain, any access to electronic systems or devices owned or operated by the Company or any Group Company;
5.1.6

prohibit the Individual from contacting or having any communication with any customer or client of the Company or any Group Company in relation to the business of the Company or any Group Company (other than purely social contact and responding to incoming communications solely to refer the person to the relevant individual within the Group Companies);

5.1.7

prohibit the Individual from contacting or having any communication with any employee, officer, director, agent or consultant of the Company or any Group Company in relation to the business of the Company or any Group Company (other than purely social contact and responding to incoming communications solely to refer the person to the relevant individual within the Group Companies); and/or

5.1.8	prohibit the Individual from entering or attending the premises of the Company or any Group Company.
5.2	During the Garden Leave Period:
5.2.1	neither the Company nor any Group Company is under any obligation to provide the Individual with any work;
5.2.2	the Individual will be entitled to receive the fees in accordance with the terms of this Service Agreement;
5.2.3

the Individual will not be entitled to any variable remuneration (unless the applicable plan rules or scheme provide otherwise), or to any new award pursuant to any long-term incentive plan or scheme, during or referable to any Garden Leave Period. Any entitlement to variable remuneration in respect of or granted before the Garden Leave Period will be subject to the rules of the relevant plan/schemes(s);

5.2.4

unless otherwise permitted by the terms of this Service Agreement, the Individual shall not without the prior written consent of the Board, be employed or otherwise engaged in the conduct of any business activity or take any affirmative steps to establish, develop or assist any business which provides, offers or engages in or is about to or intends to provide, offer or engage in any business in competition with the business of the Company;

5.2.5

the Individual will provide such assistance as the Company or any Group Company may require to effect an orderly handover of the Individual’s responsibilities to any individual or individuals appointed by the Company or any Group Company to take over the Individual’s role or responsibilities;

5.2.6

the Individual shall make themselves available to deal with requests for information, provide assistance, be available for meetings and advise on matters relating to work (unless the Company has agreed that the Individual may be unavailable for a period);

5.2.7

the Individual shall not make any internal or external announcement regarding their service under this Service Agreement or its termination, unless it has previously been approved in writing by the Company; and

5.2.8

all of the Individual’s duties under this Service Agreement and (subject to clause 18.2) as a director of the Company or any Group Company (whether express or implied), including, without limitation, to act in the best interest of the Company (or any relevant Group Company), shall continue throughout the Garden Leave Period save as expressly varied by this Clause 4.

5.3

At the end of the Garden Leave Period (or at any time during it), the Company shall have the power to terminate this Service Agreement immediately in accordance with the provisions of Clauses 3.7 to 3.9.

6	Obligations of the Company
6.1	The Company shall at all times provide the Individual with all necessary information for them to satisfactorily perform their duties and render their services under this Service Agreement.
7	Hours and location
7.1	The Individual will work for whatever time is reasonably required to properly carry out the Individual’s duties under this Service Agreement.
7.2

The Individual will work at the principal office of the Company in the Netherlands or anywhere else as shall be reasonably required by the Board. The Individual acknowledges and accepts that they may, at the Board’s request, be required to relocate in order to satisfy their obligations to the Company.

8	Remuneration, benefits and expenses
8.1

The Company will pay the Individual an annual fee of EUR 1,250,000 gross (i.e. subject to applicable tax and social security withholdings in accordance with applicable law), to be paid in twelve equal monthly instalments to a bank account designated by the Individual. The Individual will not be entitled to any fees in respect of any period in which they are unable to carry out their duties under this Service Agreement (unless otherwise agreed with Company).

8.2

The Company will pay the Individual a benefits envelope equal to 20% of the gross annual fee, which enables the Individual to make their own retirement arrangements, to be paid in twelve equal monthly instalments. The Individual will not be entitled to this payment in respect of any period in which they are unable to carry out their duties under this Service Agreement (unless otherwise agreed with Company).

8.3

The Individual will also be eligible to receive the following benefits, provided by the Company, subject to the terms and conditions of the relevant policies and provided that the Company may from time to time at its discretion amend, replace or discontinue benefits, amend the terms on which they are provided (including without limitation by substituting other schemes/providers, changing the scale, level and nature of the Individual’s benefits package, and/or terminating and not replacing any of the benefits for which the Individual may be eligible from time to time if the Company believes it is in the best interests of the business to do so:

(i)	international private medical insurance for the Individual and eligible dependents (currently provided by Allianz);
(ii)	life insurance; and
(iii)	disability insurance.
8.4

The Company will cover the reasonable costs of assistance from a third-party tax vendor with the preparation and filing of the Individual’s income tax returns. The Individual is required to cooperate with the Company and the tax vendor by providing requested information promptly.

8.5

The Company will reimburse the Individual for any reasonable and documented expenses (such as travel costs) properly incurred in performance of the duties under this Service Agreement in accordance with any expense policies or procedures in force from time to time.

Variable Remuneration

8.6

The Individual is eligible to participate in such long and/or short-term incentive schemes, including but not limited to bonus, as the Board shall determine from time to time, on a basis consistent with the Remuneration Policy.

8.7

Participation and the making of any award or payment is subject to the rules of the relevant plan or scheme and nothing in this Service Agreement shall give the Individual any entitlement to receive any awards or payments under such a plan or scheme. If the Board makes any award or payment to the Individual in respect of any year it shall not be obliged to make an award or payment of any or a similar amount in any subsequent year.

8.8

The Individual may be entitled to receive a pro-rata bonus in the year in which the Service Agreement terminates, provided that such a bonus is consistent with the Remuneration Policy and is subject to the achievement of such performance measures as the Board considers appropriate.

8.9	Any Variable Remuneration payable to the Individual in connection with this Service Agreement (in whatever form and whether awarded before or after the date of this Service Agreement) is subject to:
8.9.1

the Company’s policy including any plan rules, schemes, or other regulations or rules applicable to the Company, including any Remuneration Policy, from time to time in force, dealing with performance adjustment and clawback. The Individual acknowledges that in accordance with such a policy the Company or any Group Company may reduce or cancel any Variable Remuneration prior to payment or vesting and/or require repayment of Variable Remuneration payments already made to the Individual and/or surrender of shares or other benefits provided. In the case of repayment, this may be by way of deduction from any payments due to the Individual in the future, including but not limited to future fees, and/or Variable

Remuneration. By entering into this Service Agreement, the Individual agrees to the operation of performance adjustment and clawback and, in particular, where required, consents to such repayment, surrender and/or deduction;

8.9.2	any applicable plan rules or schemes in place from time to time; and
8.9.3	such deductions as are required by law and in each case paid gross (i.e. subject to applicable tax and social security withholdings in accordance with applicable law).
8.10

Any payments or awards offered or made to the Individual under this Clause 8 are and remain subject to any law, regulation, or regulatory guidance from time to time applicable, including any Remuneration Policy. The Company is only authorised to make payments to the Individual which are within the terms of the Remuneration Policy. Any other payment shall require the express approval of the authorised body of the Company and the Company will not be obliged to seek such approval.

8.11	No further remuneration or benefits will be provided in consideration of this Service Agreement.
8.12

In each case where the Company is assessed with employee taxation (including but not limited to wage taxes) or any social security premiums in relation to any actual or deemed payments made by the Company to the Individual under this Service Agreement, to the extent such employee taxation and social security premiums have not already been withheld by the Company from such payments, in each case including any interest, fines and/or penalties, the Individual agrees that, to the extent allowed pursuant to applicable law, the Company may recover such taxes and social security premiums attributable to the Individual, in each case including any interest, fines and/or penalties, from the Individual, via deductions from any payments made by the Company to the Individual under this Service Agreement, and, if and to the extent that such deductions are insufficient to cover such taxes and social security premiums, the Individual shall indemnify and hold the Company harmless by paying to the Company an amount equal to such taxes and social security premiums, in each case including any interest, fines and/or penalties, promptly upon demand.

8.13

The Individual will comply with the personal shareholding requirements set out in the Company’s Remuneration Policy or in any other policy from time to time, including in respect of obligations applicable to the Individual (i) following termination of this Service Agreement and/or (ii) to hold some or all Company shares received as a result of the vesting, release and/or exercise of awards under the Company’s Variable Remuneration arrangements from time to time.

9	Illness

In the event of illness or other reason pursuant to which the Individual is incapacitated or unable to discharge their obligations under this Service Agreement, the Individual shall notify the Company as soon as possible.

10	Liability
10.1	The Individual shall be covered by directors & officers liability insurance, in accordance with the applicable terms and conditions from time to time.

11	Confidentiality
11.1

During the term of this Service Agreement (except in the proper course of the performance of their services) or at any time after the termination of this Service Agreement, the Individual shall (i) not make use of or disclose to any person any Confidential Information relating to the Company, any of its subsidiaries, affiliates, or any of its or their business partners and (ii) use their best efforts to prevent the unauthorised use or disclosure of any such information; provided always that the Individual may disclose any such Confidential Information:

11.1.1	to their professional advisers who need to have such knowledge upon those persons undertaking to keep strictly confidential any Confidential Information disclosed to them;
11.1.2

to any government agency or regulatory body, including a stock exchange in compliance with any law or regulation applicable to the Company, any of its subsidiaries, affiliates, or any of its or their business partners;

11.1.3	if the information (in the form in which it is compiled) is in the public domain otherwise than by virtue of a breach of this Service Agreement by the Individual; or
11.1.4	if the information was lawfully in the possession of the recipient before disclosure by the Individual and was not acquired directly from the Individual.
11.2

Nothing in this Service Agreement shall prohibit the disclosure by the Individual of information that they are required to disclose by applicable law. The Individual shall consult with the Company so far as may be reasonably possible before making any such disclosure.

12	Ancillary activities

The Individual shall not take on any appointments or interests which might give rise to a conflict of interest with the Company and/or any of the Group Companies, without the Company’s prior written approval. The Individual must notify the chair of the Board of any appointments or interests before commencement thereof. Accepting any outside directorship, including a non-executive director position or a position as a supervisory board member, requires the prior approval of the Board.

13	Gifts
13.1

For the duration of this Service Agreement and without the Company’s explicit prior written consent, the Individual is forbidden to accept or stipulate, either directly or in any way indirectly, any kind of commission, compensation, fee or payment of any kind and in whatever shape or form from business relations of the Company or others.

13.2

The Individual is forbidden to accept from business relations of the Company or others, any gifts of more than € 250 and other benefits, in whatever shape or form, of which it is likely that these were offered to the Individual in connection with their position or activities for the Company. If the Individual is offered such gifts or benefits by business relations of the Company or others they shall notify the Company about this immediately. In case the Individual is in doubt about the proper application of this Clause they should always consult the non-executive directors of the Company first.

14	Non-competition and non-solicitation
14.1	In this Clause 14:

“Prohibited Area” means all jurisdictions in which the Company and/or any Group Company has material business dealings in the 12 months prior to the Relevant Date;

“Relevant Date” means the date on which the Service Agreement terminates; and

“Restricted Period” means the period of one year commencing on the Relevant Date.

14.2

The Individual is likely to obtain Confidential Information and personal knowledge of and influence over customers, clients and employees of the Group during the course of the Service Agreement. To protect these and other legitimate interests of the Company, the Individual agrees with the Company that the Individual will be bound by the following covenants (unless with the prior approval of the Board):

14.2.1

during the Restricted Period and within the Prohibited Area the Individual will not (i) be employed or engaged in (including as a director), or carry on for their own account or for any other person; or (ii) be a shareholder of any company engaged in (other than as a minority shareholder beneficially entitled to not more than 3% of the issued share capital of a company), any business which is or is about to be in competition with any business of the Company or any Group Company being carried on by such company at the Relevant Date

14.2.2

during the Restricted Period the Individual will not directly or indirectly advise or participate or act in concert with or be employed or engaged by any person, firm, company or other organisation who makes or is considering making any offer for the issued share capital of the Company or making an offer to buy the business or a significant proportion of the business of the Company or any Group Company;

14.2.3

during the Restricted Period the Individual will not (either on his own behalf or for or with any other person), whether directly or indirectly, deal with or otherwise accept in competition with the Company or any Group Company the custom of any person who was at any time during the 12 months prior to the Relevant Date a customer or client of, or in the habit of dealing with, the Company or (as the case may be) any Group Company;

14.2.4

during the Restricted Period the Individual will not (either on their own behalf or for or with any other person), whether directly or indirectly, canvass or solicit in competition with the Company or any Group Company the custom of any person who at any time during the 12 months prior to the Relevant Date was a customer or client of, or in the habit of dealing with, the Company or (as the case may be) any Group Company and in respect of whom the Individual had access to Confidential Information or with whose custom or business the Individual was personally concerned or employees reporting directly to them were personally concerned;

14.2.5

during the Restricted Period the Individual will not (either on their own behalf or for or with any other person), whether directly or indirectly, deal with or otherwise accept in competition with the Company or any Group Company the custom of any person who was negotiating with the Company or any Group Company for the supply of goods or services (whether as customer, client, supplier, agent or distributor of the Company) during the six months prior to the Relevant Date or who was a potential customer to whom the Individual had made a presentation or a pitch;

14.2.6

during the Restricted Period the Individual will not (either on their own behalf or for or with any other person), whether directly or indirectly, canvass or solicit in competition with the Company or any Group Company the custom of any person who was negotiating with the Company or any Group Company for the supply of goods or services (whether as customer, client, supplier, agent or distributor of the Company) during the six months prior to the Relevant Date or who was a potential customer to whom the Individual had made a presentation or a pitch; and

14.2.7

during the Restricted Period the Individual will not (either on their own behalf or for or with any other person), whether directly or indirectly, entice or try to entice away from the Company or any Group Company any person who was at the Relevant Date and who had been at any time during the six months prior to the Relevant Date an employee, director, officer, agent or consultant of the Company or a Group Company and with whom the Individual had worked closely at any time during that period.

14.3

Each of the paragraphs contained in Clause 14.2 constitutes an entirely separate and independent covenant. If any covenant is found to be invalid this will not affect the validity or enforceability of any of the other covenants.

14.4

Following the Relevant Date, the Individual will not represent themselves as being in any way connected with the businesses of the Company or of any Group Company (except as a shareholder of the Company or otherwise to the extent agreed by such a company).

14.5

If any person, firm, company or other entity makes an offer of employment, or appointment as a director or officer, agent, consultancy or partnership, to the Individual at any time during the Service Agreement or thereafter whilst any restrictions in this Clause 14 remain in force, the Individual shall provide such person, firm, company or other entity with a copy of Clauses 11 and 14 of this Service Agreement immediately upon receiving such an offer.

14.6

Any benefit given or deemed to be given by the Individual to any Group Company under the terms of this Clause 14 is received and held on trust by the Company for the relevant Group Company and the provisions of this Clause 14 are irrevocable third-party stipulations for no consideration (onherroeppelijke derdenbedingen om niet) for each of the Group Companies. The Individual will enter into appropriate restrictive covenants directly with any Group Company if asked to do so by the Company.

14.7	The obligations as set out in this Clause 14 also apply if the Individual obtains a different position.
14.8	This Clause 14 also extends to include the interests of future legal successors – by universal or singular title – to the Company.
14.9

The Individual acknowledges the interest of the Company in protecting its goodwill and market position as set out in this Clause 14 and the Parties determine that this Clause 14 protects this interest in a reasonable manner.

15	Intellectual property rights
15.1	The Parties agree that, worldwide, all existing and future rights and intellectual property rights (including, but not limited to: patent rights, copyrights, neighbouring rights, database rights, design rights, trade mark rights, trade name rights and rights to know-how) in respect of all that is brought about in, or in relation to, the execution of this Service Agreement, regardless of whether such falls within the (assigned) duties of the Individual, are vested exclusively in the Company. The aforementioned shall hereinafter be referred to as the “Result(s)”, the (intellectual property) rights in respect of the Result(s) as the “Intellectual Property Rights”.

15.2

Insofar as the Intellectual Property Rights are, by operation of law or otherwise, vested in the Individual, the Individual hereby irrevocably, unconditionally and without limitation, assigns and transfers to the Company all such (existing and future) Intellectual Property Rights, which assignment and transfer is hereby accepted (in advance) by the Company. 15.3 The Individual hereby irrevocably waives all (existing and future) moral rights as meant, inter alia, in Article 25 of the Dutch Copyright Act (Auteurswet) and Article 5 of the Neighbouring Rights Act 1993 (Wet op de naburige rechten), and all comparable provisions worldwide that rest upon, are incorporated in or arise from the Result(s), in as far as such acts provide for such possibility (“Moral Rights”).

15.4

The Individual shall at the Company’s request – both during the term of this Service Agreement and after its termination – perform all acts that the Company deems necessary or desirable to perfect the assignment and transfer of the Intellectual Property Rights and/or waiver of Moral Rights, to establish and protect the Intellectual Property Rights and to enforce them in relation to third parties.

15.5

The payment of the fee to the Individual by the Company on the basis of this Service Agreement also covers any assignment of (future) Intellectual Property Rights and any waiver of Moral Rights by the Individual and any exploitation (including by any future forms of exploitation) as meant under this Service Agreement and also includes any and all reasonable remunerations payable under applicable law.

16	Penalty clause

Upon infringement of any of the obligations in Clauses 11 (Confidentiality), 12 (Ancillary activities), 13 (Gifts), 14 (Non-competition and non-solicitation) or 15 (Intellectual property rights) of this Service Agreement, the Individual shall without further notice of default forfeit a penalty to the Company for each infringement of EUR 25,000 as well as a penalty of EUR 5,000 for each day that this infringement continues, without prejudice to the right of the Company to claim the damages actually suffered instead, if these damages exceed the stipulated penalty. In addition, this penalty is without prejudice to the Company’s possibility to impose other sanctions in relation to such infringements.

17	Return of Company Property
17.1	At any time during the Service Agreement (at the request of the Company) and in any event when the Service Agreement terminates, the Individual will immediately return to the Company:
17.1.1

all documents, files, records, correspondence, information (in any form whether physical, electronic or otherwise and whether originals or copies) including but not limited to client/customer lists and contacts which the Individual has in their possession or control concerning the Company or any Group Company. The Individual agrees that they will not retain any copies of any materials or other information; and

17.1.2

all other property (including, without limitation, keys, security pass, credit or charge cards, business equipment, mobile phone or smart phone, tablet computer, laptop or printer) belonging or relating to the Company or any Group Company.

17.2

When the Service Agreement terminates the Individual will delete from any device owned, controlled or used by them any files, records, documents, correspondence, data, client lists, customer lists and contacts, and all Company and Group information including but not limited to Confidential Information and copies thereof.

18	Directorships
18.1

The Individual’s office as a director of the Company or any Group Company is subject to the Articles of Association of the relevant company (as amended from time to time). If the provisions of this Service Agreement conflict with the provisions of the Articles of Association, the Articles of Association will prevail.

18.2

The Individual agrees that they will resign from any office, directorship or trusteeship held in any Group Company if they are asked to do so by the Company (including, but not limited to, during any Garden Leave Period).

18.3

Save where Clause 3.6 applies, the termination of any directorship held by the Individual will not terminate this Service Agreement or amount to a breach of terms of this Service Agreement by the Company.

18.4	During the Service Agreement the Individual will not do anything which could cause them to be disqualified from continuing to act as a director of any Group Company.
18.5	The Individual must not resign his office as a director of any Group Company without the agreement of the Company.
19	Data Privacy

The Individual acknowledges that the Company will process their personal data and sensitive personal data relating to the Service Agreement in accordance with the Company’s privacy policy in place from time to time. A copy of the Company’s privacy policy is available from HR.

20	Miscellaneous
20.1

With reference to Article 2:132 (3) of the Dutch Civil Code, the performance of the role of executive director of the Company and Chief Executive Officer is considered to be the rendering of services and this Service Agreement qualifies as a services agreement (overeenkomst van opdracht) within the meaning of Article 7:400 et seq. of the Dutch Civil Code. The Individual will not be an employee of the Company, its subsidiaries or its affiliates and this Service Agreement shall not constitute an employment agreement within the meaning of Article 7:610 et seq. of the Dutch Civil Code.

20.2

This Service Agreement constitutes the entire agreement between the Parties in respect of its subject matter and replaces all previous oral or written agreements, understandings and communications of the Parties as to such subject matter. The Parties acknowledge that the Individual’s prior employment agreement has been converted by law into a services agreement and the Parties subsequently agreed new terms and conditions. No notice or other payment are due in connection with the aforementioned conversion.

20.3	No amendment or variation of this Service Agreement shall be effective unless made in writing and signed by or on behalf of each of the Parties.
20.4	The Individual cannot assign this Service Agreement to anyone else.
20.5	Neither Party’s rights or powers under this Service Agreement will be affected if:
20.5.1	one Party delays in enforcing any provision of this Service Agreement; or
20.5.2	one Party grants time to the other Party to remedy any breach by the other Party of its obligations under this Service Agreement.
20.6

If either Party agrees to waive its or their rights under a provision of this Service Agreement, that waiver will only be effective if it is in writing and it is signed by it or them. A Party’s agreement to waive any breach of any term or condition of this Service Agreement will not be regarded as a waiver of any subsequent breach of the same term or condition or a different term or condition.

20.7

If at any time any provision of this Service Agreement is or becomes illegal, invalid or unenforceable in any respect, the legality, validity and enforceability of the remaining provisions of this Service Agreement shall not be affected or impaired thereby.

20.8

This Service Agreement may be executed in counterparts. Each counterpart shall constitute an original of this Service Agreement, but all the counterparts together shall constitute one and the same instrument.

20.9

This Service Agreement shall be governed by the laws of the Netherlands. Any dispute arising under this Service Agreement or any agreement resulting therefrom and relating thereto shall be brought before the competent court of Amsterdam, the Netherlands.

*** signature page follows ***

Thus agreed upon and signed in duplicate,

The Magnum Ice Cream Company N.V.

By	/s/ Jean-Francois van Boxmeer
	Name:	Jean-Francois van Boxmeer
	Title:	Chair
	Date:	2 December 2025

The Individual

By	/s/ Peter ter Kulve
	Name:	Peter ter Kulve
	Date:	2 December 2025